January 23, 2006

   Mail Stop 4561

Amit Sankhala
President and Chief Executive Officer
CTT International Distributors Inc.
1145 West 7th Avenue
Vancouver, BC V6H 1B5 Canada

	Re:	CTT International Distributors Inc.
		Amendment No. 2 to Form SB-2
		Filed on December 30, 2005
		File No. 333-124286

      Form 10-QSB/A
      Filed on November 14, 2005
      File No. 000-30919

      Form 10-KSB
      Filed on April 1, 2005
      File No. 000-30919

Dear Mr. Sankhala:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.




Form SB-2

Cover Page

1. Please revise your disclosure to remove the following sentence:
"The selling stockholders may sell their common stock from time to time in privately negotiated transactions." This statement is not consistent with the following sentence which makes clear that selling stockholders must sell at a fixed price of $0.10 per share unless and until a market develops for the common stock, at which time they may sell at market prices or privately negotiated prices. Please revise accordingly.

Summary of Offering, page 5

Risk Factors, page 6

2. We note your response to prior comment 26. Please include a risk factor discussing the fact that you have purchased products that are or are nearly obsolete, which resulted in the sale of products for less than you purchased them.

3. We note from page 43 that you intend to copy the products of third party manufacturers. Please discuss risk related to potential infringement of their intellectual property rights and anti-piracy laws.

Description of Business, page 29

4. Please clarify whether you have ever made sales to residents of the United Kingdom. Your current disclosure, on page 30, appears to be inconsistent.

5. Where relevant, please include the information contained in your response to prior comment 11, to the extent you have not already done so.

Technology and Intellectual Property, page 32

6. We note from your response to prior comment 21 that you have no contracts with customers, suppliers and affiliates. This appears to be inconsistent with disclosure that you rely on contracts with such entities to protect your intellectual property. Please advise or revise. Also, please clarify what proprietary technologies and third-party licenses you are relying on. Please revise accordingly.





MD&A, page 36

Results of operations, page 37

7. Please explain why you appear to have stopped selling MP3 players since the beginning of 2005. Also, please discuss what appears to be a significant decrease in the rate of sales of FM receivers, which dropped from roughly 313 per month in 2004 to 147 per month in 2005.
Finally, please discuss what appears to be a significant increase in your average gross margin on the sale of receivers in 2005 over 2004.
These results suggest a substantial decrease in the cost of your product (based on the fact that your cost of sale consists solely of inventory costs).

8. We note your response to prior comment 28 and reissue that part of the comment seeking a breakdown of fulfillment and direct sales in each period and discussion of any evident trends. Also, we note from page 39 that fulfillment sales account for 20% of your business. Yet, we note from page 40 that you have not made any fulfillment sales. Please clarify whether you mean to consumers.

9. Please explain on page 40 the significant increase in your average days outstanding and any impact this may have on your liquidity. Also, please quantify current accounts receivable and indicate whether the payables relate to one or just a few key wholesalers.

Current capital resources and liquidity, page 39

10. Please discuss cash flows from operating activities in 2005.

11. We note your response to prior comment 32. Please revise your discussion of cash resources necessary to fund ongoing operations, on page 41, to reflect more current financial results (including cash utilization) and your current cash position. For instance, it is unclear why you believe you have sufficient cash resources for four months (as opposed to two months) based on your current cash position and cash used in operations for the nine months ended September 30,
2005. In revising your disclosure, please consider the impact on your liquidity of both: (a) the due dates of $36,391 in payables; and
(b) the increasing amount of time it appears to be taking for you to collect your accounts receivable.

12. We note your response to prior comment 33. Please quantify amounts payable to Asset Logics and disclose, if true, that the verbal extension is not enforceable and that Asset Logics may seek payment at any time.




Description of Property, page 43

13. We note your response to prior comment 35. Your disclosure still appears to reflect a lease rate of $6,000 CDN per months. Please advise or revise.

Financial Statements

Note 2.  Summary of Significant Accounting Principles, page 51
i) Foreign Currency Translation

14. We have reviewed your revised disclosure regarding Foreign Currency Translation. If the United States Dollar is the company`s functional currency, the financial statements of CTT would be maintained in United States Dollars and would not need to be translated at the balance sheet date. Please tell us if the financial statements of CTT are maintained in a currency other than the United States Dollar. Please update your corresponding disclosure regarding foreign currency translation in Management`s Discussion and Analysis.

15. We also note from your disclosure that gains and losses arising on translation are included in the determination of income. Translation of assets and liabilities held in a currency other than the functional currency are not included in the determination of income but are included in Other Comprehensive Income, a component of
Shareholder`s Equity. See paragraph 13 of SFAS 52. Transactions that occur outside of the functional currency result in gains and losses that need to be recorded in the income statement. Please revise your disclosures in your financial statements or advise us why a revision is not necessary.

Financial Statements from January 1, 2005 to September 30, 2005

Consolidated Balance Sheet, page 58

16. Please tell us how you determined that Deferred Stock Offering costs are a component of an asset and not a reduction of proceeds from the stock subscription in the consolidated statement of equity.
Please see SAB Topic 5A. Also, please revise Note 2(m) to include a discussion of the Deferred Stock Offering costs as denoted on the consolidated balance sheet.

Form 10-QSB/A Filed November 14, 2005 for the Period Ending June
30,
2005
Form 10-KSB Filed on April 1, 2005 for the Period Ending December
31,
2004

17. Please amend the quarterly and annual report to indicate, in your response to Item 3 of Form 10-QSB and Item 8A of Form 10-KSB, that you evaluated your disclosure controls and procedures as of the end of the period covered by the report (as opposed to "within 90 days of the filing"). Refer to Item 307 of Regulation S-B. Also, please indicate, if true, that there were no changes to your internal controls during the period covered by the report that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure is unclear as to the period under consideration and does not track closely enough the disclosure required by Item 308(c) of Regulation
S-B.

18. Please amend your annual report to include new certifications pursuant to Item 601(b)(31) of Regulation S-B. Specifically, please remove the final paragraph. The certification does not require this language.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jamie Webster at 202-551-3446 or Dan Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3694 with any other questions.

Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Rene Daignault (via facsimile, 604-664-0671)
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Amit Sankhala
CTT International Distributors Inc.
January 23, 2006
Page 1